EXHIBIT 99.2

Management’s Discussion and Analysis
For The Nine Months Ended
September 30, 2011

Management’s Discussion and Analysis

November 10, 2011

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of September 30, 2011, unless otherwise stated; (iii) all references to monetary amounts are to thousands of Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and completion of various studies, adequacy of water rights for the oxide project, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, changes required to the Company’s accounting policies on adoption of IFRS, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on the Company’s Caspiche project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations, misjudgements in the course of preparing forward-looking statements, fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in Exeter’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities and other information released by Exeter and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.  All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Third Quarter 2011

The Company continued with prefeasibility studies on the Caspiche project in the Maricunga region of Chile. In February, the Company exercised the option to acquire the Caspiche project from Anglo American. Additionally, the Company entered into an option agreement to acquire the Sideral project adjacent to the Caspiche project as well as entered into a water option for the acquisition of up to 300 litres per second.

The 2010/2011 drill season and site activities ended in May due to the onset of the Andean winter although operations in Santiago and Copiapo offices continued normally.  In the final week of September, Exeter personnel and subcontractors reopened the Caspiche camp to prepare for the 2011/2012 work season. A bulldozer, backhoe and additional heavy equipment were mobilized to the site to begin road repairs and cleaning of the access tracks to site and preparation of work platforms.

In June the Company announced the results of its stand alone Oxide only pre-feasibility study on the Caspiche deposit. Work continued on the much larger pre-feasibility study (PFS) associated with the entire Caspiche ore body.  Associated with this PFS study are several metallurgical test programs which began in the quarter and are currently in progress and are designed to support the assumptions on metallurgical recoveries and treatment options as well as a detailed scoping study on In Pit Crushing and Conveying (IPCC) which was approved for development to the PFS level of detail.  The IPCC study is scheduled for completion in November 2011 and results from this will be incorporated into the larger PFS study, the results of which are expected to be communicated to the market in Q1 2012.

The Company was also granted a water exploration license over an interpreted aquifer which is within the same high altitude region of the Andes where other mining companies hold granted water rights.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement and spent more than the required minimum expenditures of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and during the first quarter of 2011, exercised its option to acquire a 100% interest in the Caspiche property. Anglo American will retain a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back if it is not put into production within 15 years from the date that the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production at which time the advance royalty will cease and NSR will be payable.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche was reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project. Porphyry gold-copper mineralization in the Maricunga belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche.

Ongoing exploration work to better determine the grade continuity of the Caspiche porphyry deposit and additional assessments of the potential for deleterious elements and metallurgical characterization studies are in progress, along with baseline environmental and hydrological and pre-feasibility studies.

Sideral project

The Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m (49,213 ft), within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons grading +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

The Company secured an option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides for staged payments deductible from a purchase price of US$15.0 million. The Company can withdraw from the option at any time without penalty.

Results from Operations

The Company began 2011 with 86,307,503 common shares outstanding and ended the period with 87,220,753 common shares outstanding. During the period ended September 30, 2011, the Company received proceeds of $1.9 million and issued 913,250 common shares upon the exercise of options. Shares issued and proceeds received are summarized below:

	Options Exercised	Total
Shares issued	913,250	913,250
Proceeds (000’s)	$1,854	$1,854

As at November 10, 2011 the Company had 87,295,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements for the third quarter ended September 30, 2011 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The following selected financial information is taken from the Interim Financial Statements and should be read in conjunction with those statements.

Three months ended September 30, 2011

The Company ended the third quarter with $76.5 million of cash and cash equivalents. The Company incurred approximately $4.4 million in exploration costs in the third quarter of 2011. Stock based compensation expense of $2.0 million was due to recognizing the expense associated with the vesting of certain stock options that were previously granted to employees and consultants.

Three months ended September 30, 2011 compared to three months ended June 30, 2011

The loss in the three months ended September 30, 2011 of $6.3 million is lower compared to the loss incurred in the three months ended June 30, 2011 of $8.1 million due to there being approximately $1.3 million less of share-based compensation recognized during the quarter. The decrease in share-based compensation was due to there being options which were fully vested during the second quarter of 2011 thus in the current quarter, these options had no expense relating to them.

Nine months ended September 30, 2011 compared to the nine months ended September 30, 2010

At September 30, 2011 the Company had $76.5 million in cash and cash equivalents, $37.6 million more than the $38.9 million held at September 30, 2010. This additional cash resulted from the October 2010 equity financing in which the Company raised gross proceeds of $50.0 million, and the November 2010 exercise of the over-allotment option for gross proceeds of $7.5 million. Mineral property exploration expenses of $15.8 million in the third quarter of 2011, was $1.4 million higher than the $14.4 million incurred in continuing operations in the third quarter of 2010 because of increased expenditure on the various studies including the pre-feasibility studies being conducted at Caspiche.

Three months ended September 30, 2011 compared to the three months ended September 30, 2010

The loss in the three months ended September 30, 2011 of $6.3 million is higher compared to the loss incurred in the three months ended September 30, 2010 of $4.0 million as a result of there being approximately $2.2 million in additional mineral property exploration expense due to increased activity on various studies as part of the pre-feasibility study at Caspiche during the third quarter of 2011.

The following is a summary of quarterly results for continuing operations taken from the Company’s unaudited quarterly consolidated financial statements reflects information related to continuing operations:

	($000's, except share data)
Three month period ended September 30,	2011	2010
Interest income	$245	$92
Mineral property exploration costs	$4,392	$2,225
Stock-based compensation 1	$1,990	$2,060
Loss	$6,319	$4,024
Basic and diluted loss per common share	$0.07	$0.05

1) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s)
As at	September 30, 2011	December 31, 2010
Total assets	$77,422	$91,371
Total liabilities	$1,278	$1,696
Share capital	$241,893	$238,454
Deficit	$(198,965)	$(175,246)

The Company’s cash and cash equivalents as at September 30, 2011 totaled $76.5 million compared with $90.6 million as at December 31, 2010. The funds are highly liquid and are available immediately. The Company had $1.3 million (December 31, 2010 - $1.7 million) of current liabilities, with the decrease reflecting the Company’s lower level of site activity due to the winter months. Site activity has recommenced and expenditures will increase in the coming months.

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly Interim Financial Statements:

Comparison to Prior Quarterly Periods

			2011	2010					2009
($000’s, except share data)	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*		4th Quarter**
Total Revenues	-	-	-	-	-	-	-		-
Net loss (gain)	6,319	8,123	9,277	8,363	4,024	7,593	(106,216	)***	10,358
Basic loss(gain) per common share	$0.07	$0.09	$0.11	$0.10	$0.05	$0.10	$(1.44)		$0.16
Diluted loss(gain) per common share	$0.07	$0.09	$0.11	$0.10	$0.05	$0.10	$(1.32)		$0.16

*	IFRS
**	Canadian GAAP
***	Includes a gain on the transfer of Argentine Assets of $122.1 million

Net loss in the third quarter of 2011 was lower than in the previous quarter due to there being approximately $1.3 million less of share-based compensation recognized due to there being options which were fully vested during the second quarter of 2011 thus in the current quarter, these options had no expense relating to them.

Supplemental Information:
Comparison to Prior Quarterly Periods – Continuing Operations

			2011	2010				2009
($000’s, except share data)	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter**
Total Revenues	-	-	-	-	-	-	-	-

Net loss (gain)	6,319	8,123	9,277	8,363	4,024	7,593	10,331	4,934

Basic and diluted loss per common share	$0.07	$0.09	$0.11	$0.10	$0.05	$0.10	$0.14	$0.07

* IFRS

** Canadian GAAP

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2011 totalled $76.5 million compared to $90.6 million at December 31, 2010, a decrease of about $14.0 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such source of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

During the fourth quarter 2010, the Company completed an equity financing and issued 8,065,000 common shares at a price of $6.20 per share for gross proceeds of $50.0 million and upon exercise of the over-allotment option related to the financing, the Company issued 1,209,750 common shares at a price of $6.20 per share for gross proceeds of $7.5 million. The total net proceeds of the financing totalled $53.8 million.

The Company intends to continue using its cash and cash equivalents for exploration and development of the Company’s properties in Chile, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The fair value of financial instruments at September 30, 2011 and December 31, 2010 is summarized as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$76,512	$76,512	$90,608	$90,608
Amounts receivable – at amortized cost	$324	$324	$221	$221
Due from related parties	$51	$51	$9	$9

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$1,174	$1,174	$1,578	$1,578
Due to related parties	$104	$104	$118	$118

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term to maturity.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Chile and tries to reduce the effects of foreign exchange risk by sending cash to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at September 30, 2011 and December 31, 2010 as follows:

	September 30, 2011 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	292,857	172	-
Amounts receivable	41,135	-	-
Accounts payable and accrued liabilities	(188,570)	(230)	(152)
Net balance	145,422	(58)	(152)
Equivalent in Canadian Dollars	291	(60)	(154)
Rate to convert to $1.00 CDN	0.002001	1.0389	1.0123

	December 31, 2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	-
Amounts receivable	52,047	-	-
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	124	(113)
Rate to convert to $1.00 CDN	0.002125	0.9946	1.0180

Based on the above net exposures as at September 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $29, $6 and $15 respectively in the Company’s net loss.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at period end ranged between 1.2% and 1.3%.

Based on the amount of cash and cash equivalents invested at September 30, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $383 in the interest earned by the Company per annum.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

The Company leases offices in Vancouver and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. In addition, the Company is required to pay an advance annual royalty to maintain its interest in Caspiche.

Commitments, mainly for rental of office and operating facilities, and access agreements are presented below:

Payments Due by Year
	Total	2011	2012 - 2013	2014 - 2016
Office and equipment leases*	$402	$23	$176	$203
Property access agreements	138	24	114	-
Total	$540	$47	$290	$203

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

Related Party Transactions ($000’s)

Amounts due from related parties of $51 at September 30, 2011 (December 31, 2010 - $9) is for the recovery of common expenditures from two corporations with common directors. The amounts due from related parties are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $104 at September 30, 2011 (December 31, 2010 - $118) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the nine months ended September 30, 2011 a total of $936 (2010 - $1,317) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $270 (2010 - $370) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at September 30, 2011, the Company had amounts owing of $12 (2010 - $12) to this company.

b)
Exploration fees of $179 (2010 - $192) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at September 30, 2011, the Company had amounts owing of $51 (2010 - $Nil) to this company.

c)
Management fees of $131 (2010 - $246) were paid to a corporation controlled by the Chairman of the Company. As at September 30, 2011, the Company had amounts owing of $13 (2010 - $Nil) to this company.

d)
Management fees of $150 (2010 - $278) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at September 30, 2011, the Company had amounts owing of $19 (2010 - $Nil) to this company.

e)
Management fees of $150 (2010 - $231) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at September 30, 2011, the Company had amounts owing of $2 (2010 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $47 (2010 - $Nil) to a company controlled by a director of the Company. Of this amount, $24 was recovered from a corporation with common directors. As at September 30, 2011, the Company had amounts owing of $5 (2010 - $Nil) to this company.

g)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Extorre during the nine months ended September 30, 2011 was $325 (2010- $75).  As at September 30, 2011, the Company had amounts owing of $Nil (2010 - $Nil) to this company.

h)
Legal Fees of $9 (2010 - $Nil) were paid or accrued to a company of which one of the officers of the Company was a former partner. As at September 30, 2011, the Company had amounts owing of $2 (2010 - $Nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ended September 30, 2011, the percentage allocation was 40%, resulting in approximately net $325 being recovered for administrative support and office overhead from Extorre.

Outlook

The Company plans to focus all efforts on continuing to add value to its Caspiche project. A new drilling program for 2011/2012 began in late October and will focus on gathering material for additional metallurgical testing to confirm current assumptions in the oxide and MacNeill zones and adding confidence to the resource estimate through in-fill drilling. Some geotechnical and sterilization drilling is also planned in areas of proposed infrastructure for the oxide portion of the deposit.

Future exploration drilling is planned to target potential new zones of mineralization at Caspiche epithermals and the Sideral project adjacent to Caspiche. The Company’s pre-feasibility study and environmental characterization studies on the project will continue advancing and remain on schedule for a release of results in the first quarter of 2012. The ongoing metallurgical test programs to optimize the recovery and exploitation of the known mineralization are also in progress and provide the potential for further upside benefits which can be incorporated in future revisions of the engineering and economic analysis.

The Company also expects to initiate a water exploration program comprising of field mapping, geophysics, drilling and pump testing during the fourth quarter 2011, weather permitting. Applications for two additional water exploration concessions in the area are still being processed by the relevant government authorities.

Proposed Transactions

The Company does not have any proposed transactions outstanding at the date hereof.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board required all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first filing under IFRS was the Q1 2011 filing which contains IFRS compliant financial statements on a comparative basis. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy.

IFRS Transition

The Company developed a conversion implementation plan comprising three major phases. These include a scoping and planning phase, a design and build phase and an implement and review phase. The Company has completed the scoping and planning phase, and the design and build phase and implementation phase. The review phase will continue in future periods.

The following summarizes the Company’s progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which changes to accounting policies may be required.	Completed.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 “First-time adoption of International Financial Reporting Standards”.
Completed.

Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements.	Completed in conjunction with the Q1 2011 IFRS financial statements.
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	Completed in conjunction with the Q1 2011 IFRS financial statements.

The Company’s staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS affecting the Company and the changes to accounting policies. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and are aware of the key aspects of IFRS affecting the Company.

Note 3 to the condensed interim consolidated financial statements includes additional detail on the key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, based on its evaluation to date, the Company does not expect any changes to its accounting policies that would result in significant changes to line items within its financial statements.

The following provides a summary of the Company's evaluation of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a change in its significant accounting policies. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time however, the Company is not aware of any significant expected changes that would affect the reconciliations provided below.

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$92	$-	$92	$323	$-	$323

Expenses
Administration salaries and consulting	548	-	548	1,909	-	1,909
Amortization	15		15	43		43
Directors’ fees	809	-	809	2,753	-	2,753
Foreign exchange loss	5	-	5	3	-	3
General and administration	117	-	117	426	-	426
Professional fees	5	-	5	221	-	221
Management fees	285	-	285	1,486	-	1,486
Mineral property exploration expenditures	2,225	-	2,225	14,439	-	14,439
Shareholder communications	107	-	107	869	-	869
Stock exchange listing and filing fees	-	-	-	122	-	122
	4,116	-	4,116	22,271	-	22,271

Loss from continuing operations	(4,024)	-	(4,024)	(21,948)	-	(21,948)
Gain from discontinued operations	-	-	-	(5,506)	122,053	116,547
Net income/(loss) and comprehensive income (loss) for the year	(4,024)	-	(4,024)	(27,454)	122,053	94,599
Transfer of net assets on Plan of Arrangement	-	-	-	(27,947)	(122,053)	(150,000)
Deficit at beginning of period	(162,859)	-	(162,859)	(111,482)	-	(111,482)

Deficit at end of period	$(166,883)	$-	$(166,883)	$(166,883)	$-	$(166,883)

i) IFRIC 17: Distributions of Non-Cash Assets to Owners

The guidance provided by IFRIC 17 requires that a Company which is distributing non-cash assets to its owners do so at the fair value of the assets which are being distributed. Under Canadian GAAP, the Company recorded the transfer of the non-cash assets in relation to the Plan of Arrangement at cost. By valuing the transfer of assets at fair value at the date of transition, the Company has now recognized a gain of approximately $122,053 on the transfer to Extorre. The increase in fair value had no impact on the net cash flows of the Company as the gain was a non-cash item. The impact of recognizing the gain resulted in the Company recording a net gain of $94,599 for the nine month period ended September 30, 2010 compared to net loss of $27,454 for the same period.

The following is a summary of the transition adjustments to Exeter’s deficit and shareholder’s equity from Canadian GAAP to IFRS:

September 30, 2010

Deficit as reported under Canadian GAAP	$166,883

Adjustment to the gain on assets transferred under the Plan of Arrangement	(122,053)

Adjustment to the value of net assets transferred under the Plan of Arrangement	122,053
Deficit as reported under IFRS	$166,883

September 30, 2010

Shareholder’s Equity as reported under Canadian GAAP	$39,131

Adjustment to the value of net assets transferred under the Plan of Arrangement	(150,000)

Adjustment to the value of net assets transferred under the Plan of Arrangement	150,000
Shareholder’s Equity as reported under IFRS	$39,131

Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Also in June 2011, the IASB amended IAS 19, Employee Benefits (IAS 19) and IAS 1, Presentation of Financial Statements (IAS 1), which has not yet been adopted by the Company.  Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IAS 1 – Presentation of Financial Statements

This standard requires companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statements or two consecutive statements. The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012.

IAS 19 - Post-Employment Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized, and risks related to defined benefit plans. The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier adoption permitted. The Company does not have post-employment benefits thus this policy will not have an impact on the Company’s financial statements.

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification, measurement and derecognition of financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity investments are measured at fair value. A debt investment is recorded at amortized cost only if the entity is holding the instrument to collect contractual cash flows and the cash flows represent principal and interest. Otherwise the debt investment is recorded at fair value through profit or loss.

There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities. The derecognition rules have been transferred from IAS 39, “Financial instruments: Recognition and measurement’, and have not been changed.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard does not have an impact on the Company’s consolidated financial statements as it is currently in its exploration stage.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight. There have been no changes in the Company’s disclosure controls and procedures during the nine months ended September 30, 2011.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2010 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the nine months ended September 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s  internal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $76.5 million and working capital of $76.0 million at September 30, 2011. Based on current planned expenditures at its Caspiche project management believes that the Company has sufficient capital resources to fund levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s Caspiche project is in the pre-feasibility study stage and, as a result, current activities at Caspiche have caused little environmental impact to date due. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of power and water. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2010 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2010), and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE Amex Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.